

October 29, 2013

Via E-Mail
Mr. Wesley R. Card
Chief Executive Officer
The Jones Group Inc.
1411 Broadway
New York, NY 10018

      Re: **The Jones Group Inc.**
                Form 10-K for the Year Ended December 31, 2012
                Filed February 22, 2013
                File No. 001-10746

Dear Mr. Card:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 39

1. We note your disclosure of your effective income tax rates excluding the effects of goodwill and trademark impairments on page 43, which appears to represent a non-GAAP measure. Please revise to provide the disclosures required by Item 10(e) of Regulation S-K in future filings and show us a draft of your proposed revisions.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 56

2. In future filings, please separately disclose, either on your balance sheet or in your footnotes, any elements of accrued expenses and other current liabilities that exceed 5 percent of total current liabilities. Refer to Rule 5-02(20) of Regulation S-X. Please show us a draft of your proposed revisions, if applicable.

Notes to Consolidated Financial Statements

Stock Options and Restricted Stock, page 91

3. Please tell us how you considered the disclosures required by ASC 718-10-50-2(g) as it relates to your granted restricted stock with performance and market conditions. Please show us a draft of your proposed revisions, if applicable.

Business Segment and Geographic Area Information, page 96

4. Please tell us how you considered the disclosures required by ASC 280-10-50-25 to 50-26 related to your segment assets. Please show us a draft of your proposed revisions, if applicable.

5. In future filings, please present eliminations of transactions between reportable segments in a separate column, rather than including them in the same column with Licensing and Other amounts. Please also disclose the nature of the eliminated items. Refer to ASC 280-10-50-30 and 50-31. If any columns have negative amounts for total assets, please also disclose why. Please show us a draft of your proposed revisions.

6. We note your quarterly earnings releases provide revenue by distinct product categories. In future filings on Forms 10-K and 10-Q, please revise to separately disclose revenues from external customers for major product categories. Refer to ASC 280-10-50-40. Please show us a draft of your proposed revisions.

Supplemental Pro Forma Condensed Financial Information, page 98

7. Please disclose, if true, that each of your subsidiaries that function as co-issuers are 100% owned as defined in Rule 3-10(h) of Regulation S-X.

8. Please tell us your basis under Rule 3-10 of Regulation S-X for combining the parent company and the subsidiary issuers in the same column, rather than presenting them in separate columns.   Please show us for 2012 what your consolidating financial information would look like if you had presented these columns separately. Please also confirm that no subsidiaries are guarantors only and not co-issuers. Refer to Rule 3-10 of

Regulation S-X, including the instructions for preparation of condensed consolidating financial information in paragraph (i).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dee Dee Hurst at 202-551-3681 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining